UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 23 February 2017

2016 full-year results

Return to growth in revenues and adjusted EBITDA in 2016

Proposed increase in 2017 dividend to 0.65 euros

•  Commercial momentum remained strong in the 4th quarter, led by fibre (393,000 net additions) and retail convergent offers (239,000 net additions). There were 3.3 million fibre customers at 31 December 2016 (+75% year on year) and retail convergent offers counted 9.2 million customers (+10% year on year). The growth of mobile contracts[1] continued to be strong, with 620,000 net sales for the quarter (+5.3% year on year). 4G in Europe was up 58% year on year with 28.1 million customers at 31 December 2016. Orange Money had 28.9 million customers at that date.

•  Revenues were 40.918 billion euros in 2016, a 0.6% increase after falling 0.1% in 2015 and 2.5% in 2014 (on a comparable basis). In the 4th quarter of 2016, revenues rose 1.0% after rising 0.8% in the 3rd quarter and 0.3% in the 1st half. The improving trend continued, led by Europe (particularly Spain), although mobile services were still impacted by decreased revenues from national roaming in France and roaming price reductions in Europe.

•  The Group’s adjusted EBITDA was 12.682 billion euros in 2016, an increase of 1.3% (+158 million euros) on a comparable basis, in line with the objective of a higher adjusted EBITDA in 2016 than in 2015. Adjusted EBITDA from telecoms activities[2] (12.694 billion euros) rose 1.3% (+164 million euros). The adjusted EBITDA margin rate from telecoms activities was 31.0%, an improvement of 0.2 percentage points in relation to 2015.

•  Group operating income was 4.077 billion euros in 2016, a decrease of 665 million euros compared with 2015. Operating income from telecoms activities was 3.992 billion euros, a decrease of 750 million euros. Orange Bank had operating income of 85 million euros in 2016[2].

•  Net income was 3.263 billion euros in 2016, an increase of 10.3% compared to 2015 (+305 million euros). Net income attributable to equity owners of the Group was 2.935 billion euros in 2016, versus 2.652 billion euros in 2015.

•  The Group’s CAPEX (6.971 billion euros in 2016) increased 3.0% on a comparable basis. CAPEX related to telecoms activities (6.956 billion euros) rose 2.8% and was equivalent to 17% of revenues from telecoms activities (+0.4 percentage points compared with 2015). Investments in fibre were up while 4G and 4G+ deployment continued, in line with the goals of the Essentiels2020 strategic plan.

•  Net debt[3] was 24.444 billion euros at 31 December 2016, a reduction of 2.108 billion euros year on year, related in particular to the sale of EE in January 2016. The ratio of net financial debt to adjusted EBITDA from telecoms activities was 1.93x at 31 December 2016 versus 2.01x one year earlier, in line with the objective of a ratio of about 2x in the medium term.

2017 outlook

Orange has set an objective for 2017 of adjusted EBITDA that is higher than the level achieved in 2016 on a comparable basis, lifted by the strong commercial momentum supported by CAPEX, and continuing efforts to transform the cost structure.

The Group maintains the objective of a ratio of net debt to adjusted EBITDA from telecoms activities of about 2x in the medium term to preserve Orange’s financial strength and investment capacity. Within this context, the Group is maintaining a policy of selective, value-creating acquisitions by concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share for 2016[4]. An interim dividend for 2016 of 0.20 euros per share was paid on 7 December 2016 and the balance of 0.40 euros per share will be paid on the 14 June[5].

The Board of Directors will propose to the Annual General Meeting of Shareholders in 2018 a dividend of 0.65 euros per share for 2017, and plans to pay an interim dividend for 2017 of 0.25 euros per share in December. This dividend increase of 5 euro cents reflects the improvement in the Group’s profitability, begun in 2015 and clearly confirmed by the results of 2016. It is also an expression of the Group’s confidence in the continuation of this momentum and the constant search for the right balance between funding investments necessary for the development of the Group's operations, sharing value with employees, and providing returns to shareholders.

*

*    *

Commenting on the 2016 results, Stéphane Richard, Chairman and CEO of Orange Group, said:

"In 2016, we are reaping the benefits of our strategy of differentiation through investment and customer experience with the return to growth in our revenues and EBITDA. This is due to the efforts of our employees who I would in particular like to thank.

Our investments are driving our commercial performance, led by very high speed fixed and mobile broadband and despite a level of competition that is intense and unprecedented, particularly in France. Our fibre customer base grew 75% with 3.3 million customers by the end of 2016 and our 4G customer base in Europe rose 58% with 28 million customers.

But they also enable us to improve the experience we offer our customers with, in particular, the opening of 136 new sites using our "Smart Store" concept.

Lastly, the acquisitions made over the year have added to our geographical footprint in Africa and strengthened our Enterprise activities in IT and specialist services, particularly in cyber security.

The confirmation of an improving trend allows us to consider a redistribution of the value created with, for our shareholders, a proposed increase in the dividend for 2017, a year that will be key for the Group with the launch of Orange Bank during the first half."

Key figures

·      Full-year data

	2016	2015	2015	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	40,918	40,669	40,236	0.6%	1.7%
Of which:
France	18,969	19,154	19,141	(1.0)%	(0.9)%
Europe	10,541	10,288	9,963	2.4%	5.8%
Spain	5,014	4,731	4,253	6.0%	17.9%
Poland	2,644	2,710	2,831	(2.4)%	(6.6)%
Belgium & Luxembourg	1,242	1,235	1,235	0.5%	0.5%
Central European countries	1,648	1,616	1,648	1.9%	(0.0)%
Intra-Europe eliminations	(7)	(4)	(4)	-	-
Africa & Middle East	5,245	5,110	4,899	2.6%	7.1%
Enterprise	6,398	6,351	6,405	0.7%	(0.1)%
International Carriers & Shared Services	1,812	1,853	1,915	(2.2)%	(5.4)%
Intra-Group eliminations	(2,047)	(2,087)	(2,087)	-	-
Adjusted EBITDA*	12,682	12,524	12,418	1.3%	2.1%
of which telecoms activities	12,694	12,530	12,418	1.3%	2.2%
As % of revenues	31.0%	30.8%	30.9%	0.2 pt	0.2 pt
France	7,134	7,097	7,075	0.5%	0.8%
Europe	2,944	2,824	2,740	4.2%	7.5%
Spain	1,349	1,190	1,068	13.4%	26.4%
Poland	725	807	842	(10.2)%	(13.9)%
Belgium & Luxembourg	316	276	276	14.4%	14.4%
Central European countries	554	551	554	0.6%	0.1%
Africa & Middle East	1,658	1,674	1,667	(1.0)%	(0.5)%
Enterprise	1,014	939	932	8.0%	8.8%
International Carriers & Shared Services	(56)	(4)	4	-	-
of which Orange Bank	(12)	(6)	-	-	-
Operating Income	4,077		4,742		(14.0)%
of which telecoms activities	3,992		4,742		(15.8)%
of which Orange Bank	85		-		-
Net income	3,263		2,958		10.3%
Net income attributable to equity owners of the Group	2,935		2,652		10.7%
CAPEX (excluding licences)	6,971	6,769	6,486	3.0%	7.5%
of which telecoms activities	6,956	6,769	6,486	2.8%	7.2%
As % of revenues	17.0%	16.6%	16.1%	0.4 pt	0.9 pt
of which Orange Bank	15	-	-	-	-

	31 December 2016	31 December 2015

Net financial debt	24,444	26,552
Ratio** of net financial debt / Adjusted EBITDA	1.93x	2.01x

* EBITDA adjustments are described in appendix 6. Adjusted EBITDA is the new term for aggregate restated EBITDA; the definition of this indicator is unchanged.

** The method of calculating the adjusted ratio of net debt to Adjusted EBITDA from telecoms activities is described in appendix 4.

·   Quarterly data

	4th quarter	4th quarter	4th quarter	change comparable	change historical
	2016	2015	2015	basis	basis
In millions of euros		comparable basis	historical basis

Revenues	10,516	10,411	10,395	1.0%	1.2%
Of which:
France	4,825	4,865	4,862	(0.8)%	(0.8)%
Europe	2,742	2,623	2,618	4.5%	4.7%
Spain	1,307	1,211	1,189	7.9%	9.9%
Poland	681	668	686	1.9%	(0.7)%
Belgium & Luxembourg	322	323	323	(0.2)%	(0.2)%
Central European countries	433	422	422	2.6%	2.7%
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1,359	1,338	1,312	1.6%	3.6%
Enterprise	1,642	1,643	1,657	(0.1)%	(0.9)%
International Carriers & Shared Services	451	467	473	(3.3)%	(4.6)%
Intra-Group eliminations	(502)	(525)	(526)	-	-
Adjusted EBITDA*	3,172	3,032	3,067	4.6%	3.4%
of which telecoms activities	3,184	3,039	3,067	4.8%	3.8%
As % of revenues	30.3%	29.2%	29.5%	1.1 pt	0.8 pt
of which Orange Bank	(12)	(6)	-	-	-
Operating Income	62		622		-
of which telecoms activities**	(23)		622		-
of which Orange Bank	85		-		-
CAPEX (excluding licenses)	2,238	2,273	2,252	(1.5)%	(0.6)%
of which telecoms activities	2,224	2,273	2,252	(2.2)%	(1.2)%
As % of revenues	21.1%	21.8%	21.7%	(0.7)pt	(0.5)pt
of which Orange Bank	15	-	-	-	-

* EBITDA adjustments are described in appendix 6. Adjusted EBITDA is the new term for aggregate restated EBITDA; the definition of this indicator is unchanged.

** Operating income from telecoms activities of the 4th quarter of 2016 reflects impairment of goodwill and fixed assets in the total amount of 805 million euros, mainly related to Poland, the Democratic Republic of the Congo, Cameroon and Egypt.

*

*       *

The Board of Directors of Orange SA met on 22 February 2017 and examined the Group's financial statements.

The Group’s statutory auditors audited those financial statements, and the audit reports relative to their certification are in the process of being issued.

More detailed information is available on the Orange website: www.orange.com

Comments on key Group figures

Revenues

The Orange Group had revenues of 40.918 billion euros in 2016, an increase of 0.6% (+249 million euros) on a comparable basis[6] after the stabilisation observed in 2015 of -0.1% (-47 million euros). Fixed broadband services rose 5.2%, led by fibre and TV content in France and Spain, while mobile services increased 0.3% despite the impact of the reduction in revenues from national roaming in France and roaming price decreases in Europe.

In the 4th quarter of 2016, revenues were up 1.0% on a comparable basis, after rising 0.8% in the 3rd quarter and 0.3% in the 1st half.

In France, fixed broadband services continued their steady climb (+4.9% in the 4th quarter), led by fibre and TV content. Mobile services were down 4.6% due in particular to the downturn in national roaming.

In the Europe zone, revenue growth accelerated, rising 4.5% in the 4th quarter after increases of 2.8% in the 3rd quarter and 1.9% in the 2nd quarter:

-  in Spain, revenue growth remained strong (+7.9% in the 4th quarter after rising 7.8% in the 3rd quarter), led by both mobile and fixed services (fibre and TV content);

-  in Poland, revenues rose 1.9% in the 4th quarter, after declining 3.9% in the 3rd quarter, led by very strong mobile equipment sales;

-  Belgium & Luxembourg: mobile services rose 2.0% in the 4th quarter after falling 0.1% in the 3rd quarter. Fixed services increased 3.1% with the first effects following the marketing of convergent offers;

-  the Central European countries were up 2.6% in the 4th quarter after rising 0.8% in the 3rd quarter: the growth in Romania (+3.8%) and the recovery in Moldova (+6.3%) were partially offset by the downturn in Slovakia (-0.9%).

In Africa and the Middle East, growth slowed to 1.6% in the 4th quarter linked to the decline in services to operators and less favourable conditions in the Democratic Republic of the Congo.

In the Enterprise segment, IT and integration services rose 3.9% in the 4th quarter, following on from the 3rd quarter, led by security services (+26%) and the Cloud (+20%).

Customer base growth

In France, net additions of mobile contracts[7] remained strong (131,000 in the 4th quarter), both for Orange offers (63,000) and for Sosh (68,000), while growth in fibre accelerated with 145,000 net additions for the quarter. Fibre had a total of 1.452 million customers at 31 December 2016.

In Spain, commercial momentum remained strong both in fixed broadband, with 199,000 net fibre additions for the quarter (1.610 million customers at 31 December 2016), and in mobile contracts, with 177,000 net additions.

In Poland, the growth of mobile contracts accelerated with 368,000 net additions in the 4th quarter. For the full year 2016, the contract base was up an additional 1.092 million customers, after the addition of 683,000 customers in 2015. In Belgium, mobile contracts rose as in previous quarters.

In Africa and the Middle East, the mobile customer base was 120.7 million at 31 December 2016. It included the contribution from Burkina Faso (5.9 million customers) and Sierra Leone (1.5 million customers), both consolidated in the 4th quarter. On a comparable basis, net quarterly additions gradually improved, with 208,000 additional customers in the 4th quarter following 96,000 added in the 3rd quarter. Orange Money had 28.9 million customers at 31 December 2016.

In all, the Group’s mobile customer base was 201.7 million at 31 December 2016, an increase of 0.9% on a comparable basis. In particular, contracts (69.9 million customers) had sustained growth (+8.4% year on year), led by France and the Europe zone.

Fixed broadband (18.3 million customers) was up 3.5%. Fibre, with 3.3 million customers at 31 December 2016, grew very strongly (+74.9% year on year) and retail convergent offers counted 9.2 million customers (+10.2% year on year).

At the same time, TV services had a total of 8.5 million customers at 31 December 2016, compared with 7.9 million at 31 December 2015, a year-on-year increase of 6.9%.

Adjusted EBITDA

The adjusted EBITDA of the Group was 12.682 billion euros in 2016, an increase of 1.3% (+158 million euros) on a comparable basis.

Adjusted EBITDA from telecoms activities was 12.694 billion euros in 2016, an increase of 1.3% (+164 million euros) on a comparable basis. The adjusted EBITDA margin for telecoms activities was 31.0%, an improvement of 0.2 percentage points in relation to 2015.

In the 4th quarter of 2016, adjusted EBITDA from telecoms activities was 3.184 billion euros, an increase of 4.8% on a comparable basis (+145 million euros) compared with the 4th quarter of 2015, and the adjusted EBITDA margin for telecoms activities was 30.3% (+1.1 percentage points).

The increase in adjusted EBITDA from telecoms activities in the 4th quarter was tied to: revenue growth; a reduction in labour expenses (with the average number of full-time equivalent employees falling 2.8% in the quarter); the effects of the Explore2020 operational efficiency plan, in particular with the reduction in overheads and distribution costs; and increased revenue from asset disposals linked with the property optimisation plan. Interconnection costs, content costs and the purchase of equipment for customers increased to support the revenue growth.

Operating income

The Orange Group had operating income of 4.077 billion euros in 2016. This includes 85 million euros of operating income from the activities of Orange Bank.

Operating income from telecoms activities was 3.992 billion euros, a decrease of 750 million euros compared with 2015 (on an historical basis). This decrease is mostly tied to goodwill impairment of 772 million euros, asset impairment of 207 million euros (mainly concerning Poland, Egypt, the Democratic Republic of the Congo and Cameroon), and to an increase of 263 million euros in amortisation and depreciation[8], partially offset by increased EBITDA from telecoms activities (+454 million euros).

Net income

The net income for the Orange Group was 3.263 billion euros in 2016, compared with 2.958 billion euros in 2015 (on an historical basis). The increase of 305 million euros between the two years is linked to the increase of 1.805 billion euros in net income from discontinued operations related to EE, partly offset by the decrease in operating income of 665 million euros, the net write-down of BT shares of 533 million euros, and the increase of 321 million euros in corporate income tax.

CAPEX

The Group’s CAPEX (6.971 billion euros in 2016) rose 3.0% on a comparable basis. CAPEX in telecoms activities (6.956 billion euros) was up 2.8%, and CAPEX as a proportion of revenues from telecoms activities was 17.0% (+0.4 percentage points compared with 2015).

Investments in fibre increased 10% on a comparable basis. This was principally related to France, Spain and Poland. A total of 20.3 million households had fibre connectivity across the Group at 31 December 2016 (+57% year on year), of which 9.6 million were in Spain, 6.9 million in France, 2.0 million in Romania (following the cross-network-sharing agreement with Telekom Romania), 1.5 million in Poland and 350,000 in Slovakia.

Investments in very high-speed mobile services continued, following on from the previous year. The 4G coverage rate at 31 December 2016 was 88% of the population in France, 90% in Spain, 99% in Poland, 99.6% in Belgium, 80% in Romania and Slovakia, and 97% in Moldova. In France and Spain, investments also sought to improve service quality for recreational areas and in transportation.At the same time, 4G+ deployment continued in France and in the other European countries.

In Africa and the Middle East, 3G is deployed in the 21 countries of that segment, with 4G commercially available in 10 of them (Botswana, Cameroon, Côte d’Ivoire, Guinea Bissau, Jordan, Liberia, Morocco, Mauritius, Senegal and Tunisia). Moreover, Orange Egypt announced on 14 October that it had acquired a 4G licence.

In the area of Internet of Things (IoT), a dedicated network based on LoRa technology is being deployed in France and already covers 18 urban areas (120 towns).

Substantial CAPEX is devoted to information systems and service platforms, with the datacentre optimisation programme in France, investment related to the integration of Jazztel in Spain, and ongoing projects to improve the customer experience in Africa and the Middle East.

Capital spending on customer equipment also increased, with the launch of the New Livebox and its TV decoder in France last May.

Upgrades to the stores continue. At 31 December 2016, the Group had 157 stores based on the new Smart Store concept, 65 of which are in France, 79 in the other European countries, and 13 in Africa and the Middle East.

Changes in asset portfolio

In January 2016, Orange and Deutsche Telekom finalised the sale of 100% of EE, their joint venture in the United Kingdom, to BT Group. Upon closing of the sale, Orange received 4.5 billion euros in cash and a 4% interest in BT Group.

In Africa, the Group reinforced its presence with acquisitions in four countries in 2016: Cellcom in Liberia, Tigo in the Democratic Republic of the Congo, and entities of the Bharti group in Burkina Faso and Sierra Leone. The Group also announced 5 April its acquisition of an interest in Africa Internet Group, the e-commerce leader in Africa. On 10 June 2016, Orange completed the sale of its entire 70% interest in Telkom Kenya to Helios Investment Partners.

In the Europe zone, on 18 October 2016, Orange completed the acquisition of 100% of the capital of Sun Communications, the leading supplier of paid television in Moldova which will enable Orange to propose broadband convergent offers on the Moldovan market.

In the area of enterprise services, the Group announced on 15 April 2016 that it had acquired 100% of Lexsi, a European leader in cybersecurity and a specialist in threat intelligence services. Orange also announced on 20 July 2016 the acquisition of Log’in Consultants which specialises in integration services for workstation virtualisation.

In October 2016, Orange acquired 65% of Groupama Banque[9] which was renamed Orange Bank on 16 January 2017. The Orange Bank online banking offer will be available in France in the 1st half of 2017.

Over the course of 2016, Orange Digital Ventures, the Group’s investment firm, acquired interests in five promising start-ups, in line with the goals of the Essentiels2020 plan: SecBi, PayJoy, BandwidthX, KissKissBankBank and Jumia.

Net financial debt

The Orange Group had total net financial debt[10] of 24.444 billion euros at 31 December 2016, a reduction of 2.108 billion euros compared with 31 December 2015, due in particular to the sale of EE in January 2016, for which Orange received 4.481 billion euros net in cash and a 4% interest in BT Group.

The Group also pursued its policy of selective acquisitions for a net total (acquisitions minus other disposals) of 1.191 billion euros, in particular with the acquisition of operations in Burkina Faso, Sierra Leone, Liberia, the Democratic Republic of the Congo and Moldova. In addition to this is added the net effect of the acquisition of a majority interest in Groupama Banque (now Orange Bank). Additionally, a total of 1.800 billion euros was paid for telecommunication licences in 2016 and concerned in particular the 4G licenses in Poland and Egypt and the 700 MHz licences in France.

The ratio of net financial debt to adjusted EBITDA from telecoms activities was 1.93x at 31 December 2016, versus 2.01x at 31 December 2015. It is in line with the target of a ratio of net debt to adjusted EBITDA from telecoms activities of about 2x in the medium term.

Items related to the change in net financial debt and to the ratio of net debt to adjusted EBITDA from telecoms activities are presented in appendix 4.

Review by operating segment

France

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	18,969	19,154	19,141	(1.0)%	(0.9)%
Adjusted EBITDA	7,134	7,097	7,075	0.5%	0.8%
Adjusted EBITDA / Revenues	37.6%	37.1%	37.0%
Operating Income	3,709	-	3,765	-	(1.5)%
CAPEX	3,421	3,097	3,097	10.5%	10.5%
CAPEX / Revenues	18.0%	16.2%	16.2%

Revenues from France declined a modest 0.8% in the 4th quarter of 2016 after falling 0.6% in the 3rd quarter on a comparable basis.

Mobile services declined 4.6% in the 4th quarter after falling 3.8% in the 3rd quarter, marked by a decline of national roaming revenues, as well as the impact of roaming price reductions in Europe. SIM-only offers continued their rapid growth and represented close to two thirds (65%) of retail contracts at 31 December 2016 (+13 percentage points in one year).

Open convergent offers and Sosh offers continued to grow strongly, with 7.830 million retail Open customers at 31 December 2016 (+11.2% year on year) and 3.277 million Sosh customers (+11.5% year on year). There were 20.775 million contract customers[11] at 31 December 2016 (up 2.5% year on year), with 4G customers (11.3 million) making up 54% of that customer base.

Fixed services rose 1.4% in the 4th quarter of 2016, after climbing 0.7% in the 3rd quarter. The growth of fixed broadband services continued to be strong (+4.9% in the 4th quarter after rising 5.8% in the 3rd quarter), led by an increase in the customer base and a rise in ARPU. The fixed broadband customer base was 11.151 million subscribers at 31 December 2016 (+3.9% year on year). It included 1.452 million fibre subscribers, up 51% year on year. Fixed broadband ARPU recorded growth of 0.8% at 31 December 2016, reflecting the growing share of fibre and premium offers (Play and Jet offers) and the development of TV content offers. Convergent offers represented 57% of the retail fixed broadband customer base at 31 December 2016 (+3 percentage points in one year).

Fixed services to carriers also increased in the 4th quarter (+5.2%) with fibre deployment, increased ADSL revenues (accesses and collection of data traffic) and infrastructure services. The downward trend in traditional telephony was 12.2% in the 4th quarter.

Adjusted EBITDA for France increased 0.5% in 2016 on a comparable basis, and the adjusted EBITDA rate (37.6%) improved by 0.6 percentage points compared with 2015. The decline in revenues was offset by a reduction of commercial expenses (in particular due to a streamlining of the distribution network), and the reduction of labour expenses and overheads achieved in connection with the Explore2020 operational efficiency plan.

CAPEX in France climbed 10.5% in 2016, and was equivalent to 18.0% of revenues (+1.9 percentage points compared with 2015), led by a sharp increase in fibre investment meaning a total of 6.9 million connectable households at 31 December 2016 (+1.8 million households in one year). Substantial investment in very high-speed mobile continued: 88% of the population had 4G coverage at 31 December 2016 (+8 percentage points year on year), and 43% of 4G sites were equipped with 4G+ at that date.

Europe

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	10,541	10,288	9,963	2.4%	5.8%
Adjusted EBITDA	2,944	2,824	2,740	4.2%	7.5%
Adjusted EBITDA / Revenues	27.9%	27.4%	27.5%
Operating Income	186	-	718	-	(74.2)%
CAPEX	1,960	1,995	1,783	(1.8)%	9.8%
CAPEX / Revenues	18.6%	19.4%	17.9%

Revenue growth from the Europe zone accelerated in the 4th quarter of 2016, rising 4.5% after the 2.8% increase of the 3rd quarter, on a comparable basis.

Across the Europe zone, revenues from mobile services followed the trend of previous quarters, increasing 3.1% in the 4th quarter of 2016 on a comparable basis. There continued to be strong momentum in commercial contract activity for the third consecutive quarter, with 726,000 net sales in the 4th quarter. The total contract customer base was 33.6 million customers at 31 December 2016, an increase of 6.9% year on year, representing close to two thirds (65.9%) of the total mobile customer base at that date (+3.5 percentage points year on year).

Fixed broadband revenues rose 7.7% in the 4th quarter after rising 4.8% in the 3rd quarter (on a comparable basis), reflecting the rapid development of fibre and TV content offers in Spain. The fixed broadband customer base was 6.2 million customers at 31 December 2016 (+3.0% year on year), including 1.8 million fibre customers, mainly in Spain. At 31 December 2016, fixed broadband also included customers of convergent offers recently marketed via cable in Belgium and via fibre in Romania.

Adjusted EBITDA for the Europe zone rose 4.2% in 2016 on a comparable basis and the adjusted EBITDA margin rate was 27.9% (+0.5 percentage point compared with 2015). The increase in revenues and decrease in labour expenses were partly offset by higher external purchases, in particular content costs, commercial expenses, and interconnection and connectivity costs.

CAPEX in the Europe zone was 1.960 billion euros in 2016, equivalent to 18.6% of revenues, slightly down compared with the previous year. The roll-out of mobile 4G and 4G+ services continued and investments in fibre remained high, principally in Spain and Poland.

Spain

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	5,014	4,731	4,253	6.0%	17.9%
Adjusted EBITDA	1,349	1,190	1,068	13.4%	26.4%
Adjusted EBITDA / Revenues	26.9%	25.2%	25.1%
Operating Income	276	-	275	-	0.2%
CAPEX	1,086	1,100	864	(1.3)%	25.7%
CAPEX / Revenues	21.7%	23.3%	20.3%

Revenue growth remained very high in Spain in the 4th quarter of 2016, rising 7.9% after the 7.8% increase of the 3rd quarter (on a comparable basis).

The growth was principally due to the development of mobile services, which increased 7.5% in the 4th quarter of 2016, and particularly the enrichment of mobile offers including the deployment of 4G. There were 7.9 million 4G customers at 31 December 2016 (up 1.5x year on year) and the contract customer base[12] also continued to grow (11.431 million customers at 31 December 2016, up 3.6% year on year). Mobile services supplied to other carriers also increased sharply, led by the MVNOs and network sharing.

Fixed services rose 5.4% in the 4th quarter of 2016, continuing the trend seen in the previous three quarters. Fixed broadband revenue growth accelerated, rising 10.7% in the 4th quarter after a 7.8% increase in the 3rd quarter. Fixed broadband had 3.940 million customers at 31 December 2016 (+5.0% year on year), and ARPU rose 7.5% following the rapid development of fibre and TV services. Fibre had 1.610 million customers at 31 December 2016 (up 2.0x in one year) and represented 41% of the fixed broadband customer base at that date (+19 percentage points in one year). TV services increased sharply, with 507,000 customers at 31 December 2016 (up 1.7x year on year) and convergent offers represented 84.5% of the retail fixed broadband customer base at 31 December 2016 (+1.8 percentage points year on year).

Adjusted EBITDA for Spain rose 13.4% in 2016 on a comparable basis and the adjusted EBITDA margin rate (26.9%) improved 1.8 percentage points compared with 2015. Both benefitted from strong revenue growth and substantial synergies related to the consolidation of Jazztel, partially offset by increased commercial expenses and content purchases.

CAPEX in Spain was 1.086 billion euros and was equivalent to 21.7% of revenues. The deployment of very high-speed services continued: at 31 December 2016, there were 9.6 million connectable households (+2.8 million year on year) and 90% of the population had 4G mobile coverage (+6 percentage points year on year).

Poland

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,644	2,710	2,831	(2.4)%	(6.6)%
Adjusted EBITDA	725	807	842	(10.2)%	(13.9)%
Adjusted EBITDA / Revenues	27.4%	29.8%	29.7%
Operating Income	(405)	-	136	-	-
CAPEX	455	444	463	2.4%	(1.9)%
CAPEX / Revenues	17.2%	16.4%	16.4%

Revenues from Poland rose 1.9% in the 4th quarter of 2016 after falling 3.9% in the 3rd quarter on a comparable basis. The 4th quarter benefitted from a very strong increase in mobile equipment sales (linked to faster development of sales on the instalment payment plan) and from a recovery of ICT[13].

Mobile services declined 3.4% in the 4th quarter after falling 3.1% in the 3rd quarter. Commercial momentum remained strong in the 4th quarter with 368,000 net contract sales, after 309,000 in the 3rd quarter. The contract customer base rose 13% year on year (+1.1 million net additions) and there were 4.3 million 4G users at 31 December 2016 (up 2.1x year on year). The prepaid contract customer base posted a net loss of 1.0 million customers over the year partly related to migrations to contracts, and partly due to the recording of customer identities, which has become mandatory and began last July, though this had a limited impact on the revenue trend.

Fixed services declined 7.4% in the 4th quarter after falling 8.6% in the 3rd quarter. Most of the decrease was related to traditional fixed services (fixed telephony and carrier services). Fixed broadband also declined (-6.8% in the 4th quarter) due to a decrease in ADSL customers and to ARPU erosion. Nonetheless, the customer base trend improved in the 4th quarter with a significant increase in net sales of very high-speed VDSL offers and fibre (+56,000 compared with +44,000 in the 3rd quarter). At 31 December 2016, very high-speed offers had a total of 492,000 customers (including 88,000 fibre subscribers), an increase of 65% year on year, and there were 566,000 convergent offer customers on the retail market, up 23% year on year.

Adjusted EBITDA for Poland declined 10.2% in 2016 on a comparable basis with the adjusted EBITDA rate (27.4%) down 2.4 percentage points. The decreased revenues and increased interconnection costs and commercial expenses were partially offset by a reduction of labour expenses and of subcontracted operations and technical maintenance.

CAPEX in Poland rose 2.4% in 2016 on a comparable basis and was the equivalent of 17.2% of revenues (+0.8 percentage points in relation to 2015). The increased CAPEX was linked to the deployment of very high-speed fixed and mobile services. At 31 December 2016, a total of 1.5 million connectable households (2.1x in one year) and 99% of the population had 4G coverage (+15 percentage points year on year).

Belgium & Luxembourg

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,242	1,235	1,235	0.5%	0.5%
Adjusted EBITDA	316	276	276	14.4%	14.4%
Adjusted EBITDA / Revenues	25.4%	22.3%	22.3%
Operating Income	113	-	119	-	(4.7)%
CAPEX	168	193	193	(13.2)%	(13.2)%
CAPEX / Revenues	13.5%	15.6%	15.6%

Revenues were stable in Belgium and Luxembourg in the 4th quarter (-0.2%). Increases from mobile and fixed services were offset by decreased mobile equipment sales.

Mobile services grew 2.0% in the 4th quarter, despite the impact of international roaming price cuts in Europe. The mobile contract customer base[14] (2.345 million customers at 31 December 2016) grew 1.9% year on year, and quarterly ARPU from contracts in Belgium rose 1.8%. The MVNO customer base had 2.043 million customers at 31 December 2016 (+14.3% year on year).

Fixed services rose 3.1% in the 4th quarter, led by the recent marketing of convergent offers in Belgium. At 31 December 2016, Orange Belgium had 33,400 Internet and IPTV convergent offer customers, with 56,700 associated mobile contracts.

Adjusted EBITDA in Belgium and Luxembourg increased 14.4% in 2016. Excluding the impact of the pylon tax agreement with Wallonia, adjusted EBITDA was 300 million euros in 2016, an improvement of 1.1% compared with 2015. The decrease in interconnection costs and network and IT expenses and a reduction of commissions, labour expenses and bad debts offset the increased costs of advertising and promotion, and connectivity costs (cable network accesses) linked to the launch of convergent offers.

CAPEX in Belgium and Luxembourg was 168 million euros in 2016. Investments in fixed broadband services (IT and customer equipment) increased in connection with the deployment of convergent offers on cable. High investment in 4G+ continued, and at 31 December 2016, 99.6% of the population had 4G coverage and 54% had 4G+ coverage.

Central European countries

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,648	1,616	1,648	1.9%	(0.0)%
Adjusted EBITDA	554	551	554	0.6%	0.1%
Adjusted EBITDA / Revenues	33.6%	34.1%	33.6%
Operating Income	202	-	188	-	7.2%
CAPEX	251	258	263	(2.7)%	(4.6)%
CAPEX / Revenues	15.2%	15.9%	16.0%

Revenues in the Central European countries rose 2.6% in the 4th quarter of 2016, after rising 0.8% in the 3rd quarter (on a comparable basis). The trend in the 4th quarter improved across all three countries:

-  in Romania, revenues rose 3.8% in the 4th quarter after rising 3.3% in the 3rd quarter, led by mobile services and mobile equipment sales. TV services had 333,000 customers at 31 December 2016, a 20.9% increase in one year. Marketing of very high-speed fixed services commenced on 5th September;

-  in Slovakia, the decline was limited to 0.9% in the 4th quarter following the 2.7% decrease of the 3rd quarter. Mobile services declined less while mobile equipment sales increased sharply. Fixed broadband had 162,000 customers at 31 December 2016 (+6.2% year on year), including 72,000 fibre customers;

-  in Moldova, revenues rose 6.3% in the 4th quarter after falling 3.7% in the 3rd quarter (on a comparable basis). The improvement was linked to a recovery in mobile equipment sales, while incoming international traffic continued to be down. Following consolidation of Sun Communications on 1 October 2016, Orange Moldova’s TV services had 100,000 customers at 31 December 2016, while fixed broadband had 44,000 customers.

The mobile customer base of the Central European countries was 15.1 million at 31 December 2016. Contracts (8.2 million customers) increased 4.2% and represented 54.1% of the mobile customer base (+2.4 percentage points in one year). The 4G mobile customer base doubled in one year to 3.2 million at 31 December 2016 (41% of the contracts, excluding machine-to-machine). The fixed broadband customer base had 212,000 customers at that same date, including 123,000 very high-speed customers.

Adjusted EBITDA for the Central European countries rose 0.6% in 2016 on a comparable basis. The revenue growth was partly offset by increased interconnection costs and commercial expenses (purchases of mobile handsets).

CAPEX in the Central European countries was 251 million euros in 2016, the majority of which was related to mobile services, in particular the continued deployment of 4G+ in Romania and of 4G in all three countries. In Romania, the agreement signed at the end of 2015 with Telekom Romania for the use of its fibre network in urban areas gave access to 2.0 million connectable households, enabling the marketing of convergent offers.

Africa & Middle East

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	5,245	5,110	4,899	2.6%	7.1%
Adjusted EBITDA	1,658	1,674	1,667	(1.0)%	(0.5)%
Adjusted EBITDA / Revenues	31.6%	32.8%	34.0%
Operating Income	68	-	463	-	(85.3)%
CAPEX	962	1,005	922	(4.2)%	4.3%
CAPEX / Revenues	18.3%	19.7%	18.8%

Revenues in the Africa & Middle East segment grew 1.6% in the 4th quarter of 2016, after rising 2.5% in the 3rd quarter, on a comparable basis. The slowing of growth in the 4th quarter was linked to a decrease in services to operators and less favourable conditions in the Democratic Republic of the Congo.

In parallel, the growth of mobile data services remained strong, reaching 31% in the 4th quarter, while revenues from Orange Money were up 58%. Orange Money had 28.9 million customers at 31 December 2016, including 8.4 million active customers.

The principal contributors to revenue growth in the 4th quarter were Mali, Burkina Faso, Guinea and Côte d’Ivoire.

The mobile customer base in the Africa and Middle East segment totalled 120.7 million customers at 31 December 2016, compared with 113.5 million at 30 September. The increase of 7.2 million customers in the 4th quarter was linked to the consolidation of Burkina Faso (5.9 million customers) and of Sierra Leone (1.5 million). On a comparable basis, the mobile customer base of the Africa and Middle East segment was down 0.3% year on year. It was impacted throughout 2016 by an unprecedented level of disconnections linked to the strengthened requirements regarding the verification of customer identities in most countries.

Adjusted EBITDA for the Africa and Middle East segment was down 1.0% in 2016 on a comparable basis, and the adjusted EBITDA margin (31.6%) was down 1.2 percentage points.

Excluding the impact of the devaluation of the Egyptian pound on operating expenses (-32 million euros), the adjusted EBITDA margin for the 2nd half remained stable at 31.6%, despite the slowing of revenue growth and rising taxes in some countries.

CAPEX in the Africa and Middle East segment remained sustained (962 million euros in 2016), particularly related to entities brought into the scope of consolidation during 2016, and due to the development of mobile data networks. However, CAPEX declined 4.2% on a comparable basis following the substantial investments of previous years, particularly in Morocco and Jordan.

Enterprise

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	6,398	6,351	6,405	0.7%	(0.1)%
Adjusted EBITDA	1,014	939	932	8.0%	8.8%
Adjusted EBITDA / Revenues	15.9%	14.8%	14.6%
Operating Income	594	-	534	-	11.2%
CAPEX	336	320	325	5.1%	3.5%
CAPEX / Revenues	5.3%	5.0%	5.1%

Revenues from the Enterprise segment were stable (-0.1%) in the 4th quarter of 2016 on a comparable basis, after the 1.0% increase over the first nine months of the year. Growth in IT and integration services offset a decline in voice services and data services. Full year 2016 revenues rose 0.7% after falling 0.9% in 2015.

IT and integration services rose 3.9% in the 4th quarter, following on from an increase of 4.5% in the first nine months of the year. Security services climbed 26% over the quarter, and Cloud revenues rose 20%.

Voice services declined 0.6% in the 4th quarter. The decline of traditional telephony was partially offset by an increase in voice-over-IP and customer relations services (contact number services).

Data services fell 2.8% in the 4th quarter, in part due to a decline of television broadcasting (-11.3%). Revenues from IPVPN subscribers fell 1.5% over the quarter but increased 1.3% for the full year. There were 352,000 IPVPN subscribers at 31 December 2016, up 0.9% year on year.

Adjusted EBITDA for the Enterprise segment rose 8.0% in 2016 on a comparable basis, and the adjusted EBITDA margin (15.9%) improved 1.1 percentage points compared with the previous year. In addition to the revenue growth, external purchases were reduced in connection with the decline of activity on the legacy networks in France and actions taken to improve profitability internationally.

CAPEX in the Enterprise segment increased 5.1% on a comparable basis, related to IT services: new product development, investment in network virtualisation and migration of added-value services over IP.

International Carriers & Shared Services

In millions of euros	period ended 31 December
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,812	1,853	1,915	(2.2)%	(5.4)%
Adjusted EBITDA	(56)	(4)	4
Adjusted EBITDA / Revenues	(3.1)%	(0.2)%	0.2%
Operating Income	(565)	-	(738)	-	23.6%
CAPEX	277	352	359	(21.3)%	(22.7)%
CAPEX / Revenues	15.3%	19.0%	18.7%

Revenues from the International Carriers and Shared Services segment fell 2.2% on a comparable basis in 2016, to 1.812 billion euros. The decline in voice services to international operators was partially offset by the growth of Orange Marine (submarine cable-laying and maintenance).

Adjusted EBITDA for 2016 was down 52 million euros compared with the previous year on a comparable basis, reflecting increased CAPEX on the development of the Orange brand (change of brand in Belgium, Egypt and Morocco; sponsorship of EURO 2016), partially offset by increased revenues from property asset disposals connected with the property portfolio optimisation plan.

CAPEX amounted to 277 million euros in 2016, a decrease of 75 million euros on a comparable basis, following the sharp increase in 2015 (+127 million euros) generated by investments in submarine cables and projects to refurbish and upgrade the property portfolio, in particular the creation of the Orange Gardens eco-campus for Innovation.

Orange Bank

Adjusted EBITDA for Orange Bank, consolidated from 4 October 2016 (three months of activity), represented a loss of 12 million euros in 2016, a net banking income (NBI) of 21 million euros and a bank loan cost of risk of 2 million euros.

Operating income from Orange Bank was positive at 85 million euros, including a 97 million-euro profit related to Orange’s acquisition of a majority interest in Groupama Banque (now called Orange Bank).

Orange Bank CAPEX (15 million euros in 2016) related to preparation for the commercial launch of the business, scheduled for the 1st half of 2017.

Schedule of upcoming events

•  27 April 2017: 1st quarter 2017 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications:+33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Anna Vanova
anna.vanova@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com; www.orange.es; www.orange-ir.pl; www.orange.be; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange’s ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange’s ability to retain the neccessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector’s consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions.

More detailed information on the potential risks that could affect our financial results is included in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	2016	2015	2014
Revenues	40,918	40,236	39,445
External purchases	(18,281)	(17,697)	(17,251)
Other operating income	739	642	714
Other operating expense	(543)	(1,069)	(856)
Labour expenses	(8,866)	(9,058)	(9,096)
Operating taxes and levies	(1,808)	(1,783)	(1,795)
Gains (losses) on disposal of investments and activities	59	178	390
Restructuring and integration costs	(499)	(172)	(439)
Depreciation and amortisation	(6,728)	(6,465)	(6,038)
Effects resulting from business combinations	97	6	-
Reclassification of translation adjustment from liquidated entities	14	-	-
Impairment of goodwill	(772)	-	(229)
Impairment of fixed assets	(207)	(38)	(59)
Share of profits (losses) of associates and joint ventures	(46)	(38)	(215)
Operating income	4,077	4,742	4,571
Cost of gross financial debt	(1,407)	(1,597)	(1,653)
Gains (losses) on assets contributing to net financial debt	23	39	62
Foreign exchange gains (losses)	(149)	1	22
Other net financial expenses	(31)	(26)	(69)
Effects resulting from BT stake	(533)	-	-
Finance costs, net	(2,097)	(1,583)	(1,638)
Income tax	(970)	(649)	(1,573)
Consolidated net income of continuing operations	1,010	2,510	1,360
Consolidated net income of discontinued operations (EE)	2,253	448	(135)
Consolidated net income	3,263	2,958	1,225
Net income attributable to owners of the parent	2,935	2,652	925
Non-controlling interests	328	306	300
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.19	0.76	0.36
•	diluted	0.19	0.75	0.36
Net income of discontinued operations
•	basic	0.85	0.17	(0.05)
•	diluted	0.85	0.17	(0.05)
Net income
•	basic	1.04	0.93	0.31
•	diluted	1.04	0.92	0.31

Appendix 2: consolidated statement of financial position

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Assets
Goodwill	27,156	27,071	24,784
Other Intangible assets	14,602	14,327	11,811
Property, plant and equipment	25,912	25,123	23,314
Interests in associates and joint ventures	130	162	603
Non-current loans and advances of Orange Bank	1,025	-	-
Non-current financial assets	3,882	835	4,232
Non-current derivatives assets	915	1,297	579
Other non-current assets	106	85	76
Deferred tax assets	2,116	2,430	2,817
Total non-current assets	75,844	71,330	68,216
Inventories	819	763	709
Trade receivables	4,964	4,876	4,612
Current loans and advances of Orange Bank	2,066	-	-
Current financial assets	1,862	1,283	245
Current derivatives assets	57	387	48
Other current assets	1,073	983	677
Operating taxes and levies receivables	918	893	890
Current tax assets	170	163	132
Prepaid expenses	540	495	392
Cash and cash equivalent	6,355	4,469	6,758
Total current assets	18,824	14,312	14,463
Assets held for sale (1)	-	5,788	5,725
Total assets	94,668	91,430	88,404
Equity and liabilities
Share capital	10,640	10,596	10,596
Share premiums and statutory reserve	16,859	16,790	16,790
Subordinated notes	5,803	5,803	5,803
Retained earnings	(2,614)	(2,282)	(3,630)
Equity attributable to the owners of the parent	30,688	30,907	29,559
Non-controlling interest	2,486	2,360	2,142
Total equity	33,174	33,267	31,701
Non-current financial liabilities	28,909	29,528	29,482
Non-current derivatives liabilities	578	252	721
Non-current fixed assets payable	907	1,004	564
Non-current debts related to Orange Bank activities	518	-	-
Non-current employee benefits	3,029	3,142	3,239
Non-current provisions for dismantling	716	715	712
Non-current restructuring provisions	185	225	336
Other non-current liabilities	608	792	677
Deferred tax liabilities	658	879	957
Total non-current liabilities	36,108	36,537	36,688
Current financial liabilities	4,759	4,536	4,891
Current derivatives liabilities	50	131	169
Current fixed assets payable	2,800	2,728	1,791
Trade payables	6,211	6,227	5,775
Current debts related to Orange Bank activities	3,846	-	-
Current employee benefits	2,266	2,214	1,984
Current provisions for dismantling	21	18	21
Current restructuring provisions	190	189	162
Other current liabilities	1,530	1,695	1,294
Operating taxes and levies payables	1,241	1,318	1,288
Current tax payables	338	434	684
Deferred income	2,134	2,136	1,956
Total current liabilities	25,386	21,626	20,015
Liabilities related to assets held for sale (1)	-	-	-
Total equity and liabilities	94,668	91,430	88,404

(1) Telkom Kenya and EE in 2015 and EE in 2014.

Appendix 3: consolidated statement of cash flows

(in millions of euros)	2016	2015	2014
Operating activities
Consolidated net income	3,263	2,958	1,225
Adjustments to reconcile net income (loss) to funds generated from operations	10,019	9,921	11,671
Changes in working capital (1)	(631)	275	(236)
Other net cash out	(3,901)	(3,627)	(3,858)
Net cash provided by operating activities (a)	8,750	9,527	8,802
o/w discontinued operations (EE)	208	535	468
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (2)	(8,315)	(6,441)	(5,939)
Cash paid for investment securities, net of cash acquired	(1,189)	(3,455)	(44)
Investments in associates and joint ventures	(17)	-	(4)
Others purchases of assets available for sale	(12)	-	-
Purchases of equity securities measured at fair value	(1)	(10)	(7)
Proceeds from sales of investment securities, net of cash transferred	4,588	297	1,076
Decrease (increase) in securities and other financial assets (3)	67	203	(1,434)
Net cash used in investing activities (b)	(4,879)	(9,406)	(6,352)
o/w discontinued operations (EE)	4,481	-	-
Financing activities
Long-term debt issuances	3,411	817	1,460
Long-term debt redemptions and repayments	(2,694)	(4,412)	(5,101)
Increase (decrease) of bank overdrafts and short-term borrowings	134	(101)	(892)
Decrease (increase) of cash collateral deposits	(884)	1,809	602
Exchange rates effects on derivatives, net	201	320	91
Subordinated notes issuance, net of premium and fees	-	-	5,715
Coupon on subordinated notes issuance	(291)	(272)	-
Proceeds (purchases) from treasury shares	6	(1)	55
Employees shareholding plans	-	32	70
Capital increase (decrease) - owners of the parent company	113	-	-
Changes in ownership interests with no gain / loss of control	(24)	(221)	(14)
Dividends paid to owners of the parent company	(1,596)	(1,589)	(1,846)
Dividends paid to non-controlling interests	(259)	(306)	(294)
Net cash used in financing activities (c)	(1,883)	(3,924)	(154)
o/w discontinued operations (EE)	(220)	(16)	2
Net change in cash and cash equivalents (a) + (b) + (c)	1,988	(3,803)	2,296
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance	4,469	6,758	5,934
o/w continuing operations	4,469	6,758	5,916
o/w discontinued operations	-	-	18
Cash change in cash and cash equivalents	1,988	(3,803)	2,296
Non-cash change in cash and cash equivalents	(102)	1,514	(1,472)
Monetary financial securities in connection with the offer on Jazztel (3)	-	1,501	(1,501)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(102)	13	29
Cash and cash equivalents - closing balance	6,355	4,469	6,758

(1) Excluding operating tax receivables and payables. In 2016, the variance was mainly due to the 350 million-euro settlement related to litigation in the Enterprise market.

(2) Capital expenditure on tangible and intangible assets financed through financial leases amounting to 91 million euros (43 million euros at 31 December 2015 and 87 million euros at 31 December 2014) have no impact on the statement of cash flows at the time of acquisition.

(3) In connection with the offer on Jazztel, in 2014 the Group pledged 2.9 billion euros in financial securities, of which 1.4 billion euros was in current financial assets and 1.5 billion euros in cash and cash equivalents (reclassified in non-current financial assets). In 2015, the pledge was released. One impact of this operation on the cash flow statement was a 1.5 billion-euro non-cash change in cash and cash equivalents, related to the cancelling of the cash and cash equivalent transfer, initially pledged into non-current financial assets.

Appendix 4: change in net financial debt* from 2015 to 2016

(in millions of euros, on an historical basis)	December 31, 2016	December 31, 2015
Adjusted EBITDA - CAPEX	5,738	5,932
Licences and spectrum	(1,800)	(410)	(1)
Interest paid and interest rate effects on derivatives, net (net of dividends received)	(1,109)	(1,151)
Income taxes cash out	(906)	(727)
Change in working capital requirements	(428)	275	(2)
Other operational items	(841)	(830)
Dividends paid to owners of parent company	(1,596)	(1,589)	(3)
Dividends paid to non-controlling interests	(259)	(306)
Purchase/Disposal of own shares	6	31
Net of acquisitions and disposals	3,290	(4,214)	(4)
Escrow in the context of the acquisition of Jazztel	-	2,901	(5)
Coupons on subordinated notes	(291)	(272)
Other financial items	304	(102)	(6)
Variation in net debt	2,108	(462)
Net financial debt*	(24,444)	(26,552)
Ratio of net financial debt / Adjusted EBITDA**	1.93x	2.01x

(1)  Licences paid in 2016 mainly included 4G licences in Poland and Egypt, and 700 MHz licences in France.

(2)  In 2016, the change in WCR reflected the impact of the 350 million-euro fine from the Competition Authority in France on the enterprise market, received in December 2015. Paid in January 2016, it generated a favourable change in WCR for 2015 and an unfavourable change in 2016.

(3)  In 2016: balance of 2015 dividend paid on 23 June 2016 (0.40 euros per share) and payment of the 2016 interim dividend (0.20 euros per share paid on 7 December 2016). In 2015: balance of 2014 dividend paid on 10 June 2015 (0.40 euros per share) and payment of the 2015 interim dividend (0.20 euros per share paid on 9 December 2015).

(4)  In 2016: sale of Orange’s interest in EE, acquisition of 100% of Cellcom in Liberia, of Tigo in the Democratic Republic of the Congo, and of Airtel in Burkina Faso and in Sierra Leone. In 2015: acquisition of 100% of Jazztel, acquisition of a stake in Médi Telecom and its consolidation, and disposal of 90% of Dailymotion.

(5)  In connection with the Jazztel acquisition, the pledge of 2.9 billion euros in financial instruments set up in 2014 was released in 2015.

(6)  In 2016, other financial items corresponded mainly to the impact of economic hedges for the Group’s exposure in pounds sterling, to the impact of foreign exchange related to net financial debt in Egyptian pounds, to the capital increase of Orange SA in connection with the Orange Ambition 2016 employee shareholding offer, and to the net impact of the acquisition of a majority interest in Groupama banque (now Orange Bank).

* Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

** The ratio of net financial debt to adjusted EBITDA from telecoms activities is calculated based on the ratio of the Group’s net financial debt to the adjusted EBITDA from telecoms activities calculated for the 12 previous months. During changes in the scope of consolidation with a significant impact on the Group's net financial debt at the end of the period, the calculation of the ratio of net financial debt to adjusted EBITDA from telecoms activities takes into account the adjusted EBITDA of the entities concerned for the 12 previous months:

-   inclusion of 50% of EE until 31 December 2015: the ratio of net financial debt to adjusted EBITDA from telecoms activities includes 50% of the net financial debt of EE and 50% of the adjusted EBITDA of EE until 31 December 2015 (EE was sold on 29 January 2016).

-   inclusion of adjusted EBITDA of Jazztel and of Médi Telecom from the 1st half of 2015: since the net financial debt of Jazztel and of Médi Telecom is included in the net financial debt of the Group at 31 December 2015 (following their full consolidation on 1 July 2015), the calculation of the ratio of net financial debt to adjusted EBITDA from telecoms activities at 31 December 2015 includes the adjusted EBITDA of those companies for the 1st half of 2015 in order to reflect their adjusted EBITDA over 12 months.

Appendix 5: analysis of adjusted consolidated EBITDA

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

Full-year data
Revenues	40,918	40,669	0.6%
External purchases	(18,281)	(17,999)	1.6%
as % of revenues	44.7%	44.3%	0.4 pt
of which:
Interconnection costs	(5,459)	(5,397)	1.1%
as% of revenues	13.3%	13.3%	0.1 pt
Other network and IT expenses	(2,999)	(2,916)	2.8%
as% of revenues	7.3%	7.2%	0.2 pt
Property, overheads, other expenses and capitalised costs	(3,022)	(3,064)	(1.4)%
as% of revenues	7.4%	7.5%	(0.1) pt
Commercial expenses and content costs	(6,800)	(6,622)	2.7%
as% of revenues	16.6%	16.3%	0.3 pt
Labour expenses	(8,340)	(8,465)	(1.5)%
as % of revenues	20.4%	20.8%	(0.4) pt
Operating taxes and levies	(1,893)	(1,810)	4.6%
Other operating income and expenses	277	128	-
Adjusted EBITDA*	12,682	12,524	1.3%

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in%)

4th quarter
Revenues	10,516	10,411	1.0%
External purchases	(4,966)	(4,890)	1.5%
as % of revenues	47.2%	47.0%	0.2 pt
of which:
Interconnection costs	(1,408)	(1,370)	2.7%
as% of revenues	13.4%	13.2%	0.2 pt
Other network and IT expenses	(809)	(794)	1.9%
as% of revenues	7.7%	7.6%	0.1 pt
Property, overheads, other expenses and capitalised costs	(724)	(741)	(2.3)%
as% of revenues	6.9%	7.1%	(0.2) pt
Commercial expenses and content costs	(2,025)	(1,985)	2.0%
as% of revenues	19.3%	19.1%	0.2 pt
Labour expenses	(2,100)	(2,135)	(1.7)%
as % of revenues	20.0%	20.5%	(0.5) pt
Operating taxes and levies	(325)	(344)	(5.5)%
Other operating income and expenses	46	(9)	-
Adjusted EBITDA*	3,172	3,032	4.6%

* Adjustments to EBITDA presentation are described in appendix 6.

Appendix 6: bridge table of adjusted EBITDA data to consolidated income statement

2016 data	4th quarter 2016			Full-year data
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,516		10,516	40,918		40,918
External purchases	(4,966)	-	(4,966)	(18,281)	-	(18,281)
Other operating income	207	-	207	732	7	739
Other operating expense	(161)	(27)	(188)	(454)	(89)	(543)
Labour expenses	(2,100)	(406)	(2,505)	(8,340)	(526)	(8,866)
Operating taxes and levies	(325)	(5)	(330)	(1,893)	85	(1,808)
Gains (losses) on disposal	-	(9)	(9)	-	59	59
Restructuring and integration costs	-	(148)	(148)	-	(499)	(499)
Adjusted EBITDA	3,172	(595)		12,682	(963)
Significant litigation	(27)	27		10	(10)
Specific labour expenses	(411)	411		(525)	525
Review of the investments and business portfolio	(9)	9		59	(59)
Restructuring and integration costs	(149)	149		(499)	499
Other specific items*	-	-		(8)	8
Reported EBITDA	2,576		2,576	11,719		11,719

2015 pro forma data	4th quarter 2015			Full-year data
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,411		10,411	40,669		40,669
External purchases	(4,890)	-	(4,890)	(17,999)	-	(17,999)
Other operating income	160	54	214	614	54	668
Other operating expense	(169)	(91)	(260)	(486)	(504)	(990)
Labour expenses	(2,135)	(424)	(2,560)	(8,464)	(572)	(9,037)
Operating taxes and levies	(344)	-	(344)	(1,810)	-	(1,810)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring and integration costs	-	(89)	(89)	-	(183)	(183)
Adjusted EBITDA	3,032	(550)		12,524	(1,205)
Significant litigation	(37)	37		(450)	450
Specific labour expenses	(424)	424		(572)	572
Review of the investments and business portfolio	-	-		-	-
Restructuring and integration costs	(89)	89		(183)	183
Other specific items	-	-		-	-
Reported EBITDA	2,482		2,482	11,319		11,319

2015 historical data	4th quarter 2015			Full-year data
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,395		10,395	40,236		40,236
External purchases	(4,858)	-	(4,858)	(17,697)	-	(17,697)
Other operating income	143	54	197	588	54	642
Other operating expense	(150)	(104)	(254)	(440)	(629)	(1,069)
Labour expenses	(2,137)	(425)	(2,561)	(8,486)	(572)	(9,058)
Operating taxes and levies	(327)	-	(327)	(1,783)	-	(1,783)
Gains (losses) on disposal	-	(6)	(6)	-	178	178
Restructuring and integration costs	-	(89)	(89)	-	(172)	(172)
Adjusted EBITDA	3,067	(570)		12,418	(1,141)
Significant litigation	(37)	37		(450)	450
Specific labour expenses	(424)	424		(572)	572
Review of the investments and business portfolio	(20)	20		53	(53)
Restructuring and integration costs	(89)	89		(172)	172
Other specific items	-	-		-	-
Reported EBITDA	2,497		2,497	11,277		11,277

* Transaction expenses related to the negotiations with Bouygues Telecom regarding discussions which began in the 1st quarter of 2016 concerning a merger between the two companies.

Appendix 7: revenues by operating segment

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

Full-year data
France	18,969	19,154	19,141	(1.0)%	(0.9)%
Mobile services	7,207	7,507	7,507	(4.0)%	(4.0)%
Mobile equipment sales	775	730	730	6.1%	6.1%
Fixed services	10,403	10,327	10,327	0.7%	0.7%
Fixed services retail	6,360	6,411	6,411	(0.8)%	(0.8)%
Fixed wholesale	4,043	3,916	3,916	3.2%	3.2%
Other revenues	584	590	577	-	-
Europe	10,541	10,288	9,963	2.4%	5.8%
Mobile services	6,211	6,027	6,078	3.0%	2.2%
Mobile equipment sales	1,001	880	867	13.8%	15.5%
Fixed services	3,146	3,160	2,799	(0.4)%	12.4%
Other revenues	183	221	219	-	-
Of which:
Spain	5,014	4,731	4,253	6.0%	17.9%
Mobile services	2,630	2,442	2,403	7.7%	9.5%
Mobile equipment sales	508	491	470	3.4%	8.0%
Fixed services	1,872	1,783	1,375	5.0%	36.2%
Other revenues	4	15	5	-	-
Poland	2,644	2,710	2,831	(2.4)%	(6.6)%
Mobile services	1,222	1,255	1,314	(2.6)%	(7.0)%
Mobile equipment sales	249	147	154	69.0%	62.0%
Fixed services	1,068	1,167	1,215	(8.4)%	(12.1)%
Other revenues	105	141	148	-	-
Belgium & Luxembourg	1,242	1,235	1,235	0.5%	0.5%
Mobile services	1,021	1,006	1,006	1.4%	1.4%
Mobile equipment sales	122	128	128	(5.0)%	(5.0)%
Fixed services	73	80	80	(8.6)%	(8.6)%
Other revenues	26	21	21	-	-
Central European countries	1,648	1,616	1,648	1.9%	(0.0)%
Mobile services	1,344	1,328	1,358	1.3%	(1.0)%
Mobile equipment sales	122	113	115	8.1%	6.3%
Fixed services	134	130	130	2.5%	2.4%
Other revenues	48	45	45	-	-
Intra-Europe eliminations	(7)	(4)	(4)	-	-
Africa & Middle East	5,245	5,110	4,899	2.6%	7.1%
Mobile services	4,331	4,170	3,953	3.9%	9.6%
Mobile equipment sales	79	80	78	(2.1)%	0.4%
Fixed services	754	773	770	(2.5)%	(2.1)%
Other revenues	81	87	98	-	-
Enterprise	6,398	6,351	6,405	0.7%	(0.1)%
Voice services	1,502	1,525	1,528	(1.5)%	(1.7)%
Data services	2,837	2,853	2,959	(0.6)%	(4.1)%
IT and integration services	2,059	1,973	1,918	4.4%	7.3%
International Carriers & Shared Services	1,812	1,853	1,915	(2.2)%	(5.4)%
International Carriers	1,527	1,555	1,555	(1.8)%	(1.8)%
Shared Services	285	298	360	(4.2)%	(21.0)%
Intra-Group eliminations	(2,047)	(2,087)	(2,087)	-	-
Group total	40,918	40,669	40,236	0.6%	1.7%

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

4th quarter
France	4,825	4,865	4,862	(0.8)%	(0.8)%
Mobile services	1,783	1,869	1,869	(4.6)%	(4.6)%
Mobile equipment sales	255	244	244	4.7%	4.7%
Fixed services	2,630	2,593	2,593	1.4%	1.4%
Fixed services retail	1,588	1,603	1,603	(0.9)%	(0.9)%
Fixed wholesale	1,041	990	990	5.2%	5.2%
Other revenues	156	159	156	-	-
Europe	2,742	2,623	2,618	4.5%	4.7%
Mobile services	1,572	1,524	1,536	3.1%	2.3%
Mobile equipment sales	306	236	224	29.8%	36.4%
Fixed services	805	801	800	0.6%	0.7%
Other revenues	59	63	58	-	-
Of which:
Spain	1,307	1,211	1,189	7.9%	9.9%
Mobile services	671	624	626	7.5%	7.1%
Mobile equipment sales	142	117	104	21.5%	36.4%
Fixed services	492	467	461	5.4%	6.8%
Other revenues	2	3	(2)	-	-
Poland	681	668	686	1.9%	(0.7)%
Mobile services	300	311	320	(3.4)%	(6.3)%
Mobile equipment sales	84	42	44	96.9%	91.4%
Fixed services	260	281	287	(7.4)%	(9.2)%
Other revenues	37	34	35	-	-
Belgium & Luxembourg	322	323	323	(0.2)%	(0.2)%
Mobile services	259	253	253	2.0%	2.0%
Mobile equipment sales	38	40	40	(4.3)%	(4.3)%
Fixed services	19	19	19	3.1%	3.1%
Other revenues	6	11	11	-	-
Central European countries	433	422	422	2.6%	2.7%
Mobile services	343	337	337	1.8%	1.8%
Mobile equipment sales	42	37	37	15.1%	15.3%
Fixed services	34	34	34	0.6%	0.6%
Other revenues	14	15	15	-	-
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1,359	1,338	1,312	1.6%	3.6%
Mobile services	1,141	1,102	1,065	3.5%	7.1%
Mobile equipment sales	22	22	24	0.3%	(6.1)%
Fixed services	182	196	197	(7.5)%	(7.8)%
Other revenues	14	17	26	-	-
Enterprise	1,642	1,643	1,657	(0.1)%	(0.9)%
Voice services	375	377	377	(0.6)%	(0.6)%
Data services	704	724	750	(2.8)%	(6.2)%
IT and integration services	563	542	530	3.9%	6.3%
International Carriers & Shared Services	451	467	473	(3.3)%	(4.6)%
International Carriers	384	381	380	0.9%	0.9%
Shared Services	67	86	93	(21.9)%	(27.4)%
Intra-Group eliminations	(502)	(525)	(526)	-	-
Group total	10,516	10,411	10,395	1.0%	1.2%

Appendix 8: key performance indicators

	December 31, 2016	December 31, 2015
Orange Group		historical basis
Total number of customers* (millions)	262.830	262.912
Mobile customers* (millions)	201.732	201.161
- of which contract customers (millions)	69.938	72.179
Fixed broadband customers (millions)	18.276	18.116
- of which FTTH customers (millions)	3.291	1.882
TV customers (millions)	8.483	7.933
France
Mobile services
Number of customers* (millions)	30.033	28.424
- of which contract customers (millions)	26.486	24.141
Total ARPU (euros)	22.2	22.5
Fixed services
Number of broadband customers (millions)	11.151	10.734
- of which FTTH customers (millions)	1.452	0.960
Broadband market share at end of period (%)	40.2 **	39.9
Number of TV customers (millions)	6.609	6.423
Broadband ARPU (euros)	33.3	33.0
Number of fixed line subscribers (millions)	16.013	16.250
Number of wholesale lines (millions)	14.008	13.978
Europe***
Mobile services
Number of customers* (millions)	51.011	50.400
- of which contract customers (millions)	33.593	31.438
Number of MVNO customers (millions)	4.452	3.343
Fixed services
Number of broadband customers (millions)	6.227	6.047
- of which FTTH customers (millions)	1.780	0.896
Number of TV customers (millions)	1.820	1.462
Number of fixed lines (millions)	8.794	9.105
Spain
Mobile services
Number of customers* (millions)	15.918	15.248
- of which contract customers (millions)	12.723	12.023
Total ARPU (euros)	13.7	13.7
Number of MVNO customers (millions)	2.403	1.550
Fixed services
Number of broadband customers (millions)	3.940	3.753
- of which FTTH customers (millions)	1.610	0.809
Number of TV customers (thousands)	507	306
Broadband ARPU (euros)	31.4	29.2

* Excluding customers of MVNOs
** Company estimate.
*** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries.

The customer base of the Orange Group at 31 December 2015 included 50% of the EE customer base, which was consolidated into the Group's customer base. Orange and Deutsche Telekom finalised the sale of EE to BT Group in January 2016.

	December 31, 2016	December 31, 2015
Poland		historical basis
Mobile services
Number of customers* (millions)	15.990	15.906
- of which contract customers (millions)	9.453	8.361
Total ARPU (PLN)	28.4	30.3
Fixed services
Number of broadband customers (millions)	2.015	2.105
- of which VHBB customers (VDSL and FTTH, thousands)	492	316
Number of TV customers (thousands)	766	787
Broadband ARPU (PLN)	60.2	61.2
Number of fixed lines (millions)	4.695	5.156
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.956	4.033
- of which contract customers (millions)	3.225	3.194
Total ARPU - Belgium (euros)	24.5	23.9
Number of MVNO customers (millions)	2.043	1.787
Fixed services
Number of broadband customers (thousands)	60	32
Number of TV customers (thousands)	40	4
Number of telephone lines (thousands)	159	195
Central European countries
Mobile services
Number of customers* (millions)	15.146	15.212
- of which contract customers (millions)	8.193	7.860
Fixed services
Number of broadband customers (thousands)	212	156
Number of TV customers (thousands)	507	366
Africa & Middle East
Mobile services
Number of customers* (millions)	120.688	110.243
- of which contract customers (millions)	9.859	8.930
Fixed services
Number of broadband customers (thousands)	898	869
Total number of telephone lines (thousands)	1,108	1,151
Enterprise
France
Number of legacy telephone lines (thousands)	2,818	2,961
Number of IP-VPN accesses (thousands)	296	294
Number of XoIP connections (thousands)	95	89
World
Number of IP-VPN accesses worldwide (thousands)	352	349
* Excluding customers of MVNOs.

Appendix 9: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

Adjusted EBITDA:Reported EBITDA (see definition), adjusted for the impacts of key disputes, specific labour expenses, the review of the portfolio of shares and operations, the cost of restructuring and consolidation, and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, Adjusted EBITDA excludes all income from the disposal of shares and operations, and the Adjusted EBITDA for past periods was revised accordingly. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies. Adjusted EBITDA is the new term for aggregate restated EBITDA; the definition of this indicator is unchanged.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services:include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[15] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1]  Excluding machine-to-machine.

[2]  The Group’s annual financial statements for 2016 include the activity of Orange Bank from the last three months of the year.Orange Bank’s net banking income is recognised in the Group’s other operating income.Adjusted EBITDA, operating income and CAPEX are shown separately for the telecoms activities and Orange Bank in the tables on pages 4 and 5.

[3]  Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

[4]  Subject to the approval of the Annual General Meeting of Shareholders.

[5]  The ex-dividend date is 12 June 2017 and the record date 13 June 2017.

[6]  On an historical basis, 2016 revenues rose 1.7% in relation to 2015, including:

-  the impact of changes in scope of consolidation (+2.2 percentage points), in particular with the acquisition of Jazztel and the full consolidation of Médi Telecom on 1 July 2015; the acquisition of Cellcom in Liberia and of Tigo in the Democratic Republic of the Congo (9 months and 6 months of activity in 2016 respectively); the acquisition of entities of the Bharti group in Burkina Faso (with 6 months of activity in 2016) and in Sierra Leone (with 5 months of activity in 2016); the sale of 80% of Dailymotion on 30 June 2015 (+10% on 30 July); and the sale of Orange Armenia on 3 September 2015;

-  the impact of foreign exchange (-1.1 percentage points), in particular the decline of the Egyptian pound and of the Polish zloty.

[7]  Excluding machine-to-machine.

[8]  Primarily due to changes in the scope of consolidation (acquisition of Jazztel on 1 July 2015 and full consolidation of Médi Telecom also as from 1 July 2015), the increased CAPEX of recent years (linked in particular with the deployment of 4G and fibre networks), and the amortization of new telecommunication licences (mainly 4G).

[9]  Groupama retained 35%.

[10] Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

[11] Excluding machine-to-machine.

[12] Excluding machine-to-machine.

[13] Information & Communication Technologies.

[14] Excluding machine-to-machine.

[15] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: February 23, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations